Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 – 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2	Date of Material Change

November 10, 11 and 16, 2020

Item 3	News Release

The news releases with respect to the material change on November 10 and 11, 2020 were disseminated through Intrado GlobeNewswire and the news release with respect to the material change on November 16, 2020 was disseminated through Cision. These news releases were subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On November 16, 2020, the Company closed its overnight marketed public offering (the “Offering”) of units of the Company (the “Units”) previously announced on November 10 and November 11, 2020 for total gross proceeds of US$172,500,000 and issued an aggregate 23,000,000 Units (including 3,000,000 Over-Allotment Units (as defined below) pursuant to the exercise in full of the Over-Allotment Option (as defined below)), at a price of US$7.50 per Unit. BMO Capital Markets and ATB Capital Markets acted as the bookrunners for the Offering. Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of 40 months, expiring on March 16, 2024, at an exercise price of US$9.00 per Warrant Share, subject to adjustment in certain events.

In connection with the Offering, the Company filed (i) prospectus supplements dated November 10 and 11, 2020 (together, the “Unit Prospectus Supplement”) to qualify the Common Shares and Warrants comprising the Units; and (ii) a prospectus supplement dated November 13, 2020 (the “Warrant Share Prospectus Supplement” and, together with the Unit Prospectus Supplement, the “Prospectus Supplements”) to qualify the Warrant Shares, under the Company’s short form base shelf prospectus dated October 28, 2020 (the “Base Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada, except Quebec, and in the United States (collectively, the “Qualifying Jurisdictions”) with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering.

The Company plans to use the net proceeds of the Offering to fund growth opportunities, working capital, and other general corporate purposes.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Aurora Cannabis Announces Proposed Public Offering

On November 10, 2020, the Company announced the proposed filing of the Unit Prospectus Supplement with the Qualifying Jurisdictions to qualify the sale of the Units at $7.50 per Unit pursuant to the Offering for total gross proceeds to the Company of approximately US$125 million and its intention to grant the underwriters, lead by BMO Capital Markets and ATB Capital Markets acting as the bookrunners (collectively the “Underwriters”), a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering (the “Over-Allotment Option”) on the same terms and conditions. This Over-Allotment Option was exercisable by the Underwriters for additional Units, Common Shares, Warrants or any combination of such securities.

Aurora Cannabis Prices US$150 Million Underwritten Public Offering

On November 11, 2020, the Company announced the Underwriters had agreed to purchase 20,000,000 Units from the Company for total gross proceeds to the Company of US$150,000,000, representing an upsizing of the Offering from US$125 million to US$150 million. The Company also confirmed the grant of the Over-Allotment Option to the Underwriters.

Aurora Cannabis Closes Previously Announced Upsized Underwritten Public Offering Over-Allotment Option Exercised in Full

On November 16, 2020, the Company completed the closing of the Offering, sold and issued an aggregate 23,000,000 Units (including 3,000,000 Over-Allotment Units), at a price of US$7.50 per Unit, for total gross proceeds of US$172,500,000. The Common Shares and Warrants comprising of the Units are qualified by the Unit Prospectus Supplement filed with the Qualifying Jurisdictions on November 11, 2020. The Warrant Shares issuable upon exercise of the Warrants are qualified by the Warrant Share Prospectus Supplement filed with the Qualifying Jurisdictions on November 13, 2020.

The Company intends use the net proceeds of the Offering to fund growth opportunities, working capital, and other general corporate purposes.

The Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering. Copies of the Prospectus Supplements and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Prospectus Supplements and the Registration Statement are available on EDGAR at www.sec.gov. Copies of the Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement may also be obtained from BMO Capital Markets by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 431 or by email at torbramwarehouse@datagroup.ca or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of such documents may also be obtained from ATB Capital Markets Inc., Attn: Gail O’Connor, 410- 585 8th Ave SW, Calgary, Alberta, T2P 1G1, (403) 539-8629 or by email from atbcm_dealflow@atb.com

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, Chief Financial Officer

Telephone: 1-855-279-4652

Item 9	Date of Report

November 18, 2020

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements made in this material change report include statements regarding the expected use of proceeds of the Offering. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management’s experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora’s business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 24, 2020 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.edgar.gov, any of which could cause the Company to change its use of proceeds from the Offering. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.